Exhibit 99.1

Provident Announces Sale of its Equity Interest in BreitBurn Energy Company for US$305 Million

News Release 13-08
July 30, 2008

All values are in Canadian dollars unless otherwise indicated

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) has reached an agreement to sell its equity ownership of BreitBurn Energy Company L.P (“BreitBurn”), the remaining portion of its US Oil and Gas business unit for total consideration of US$305 million consisting of cash proceeds of US$295 million and a US$10 million note.  The purchasers of Provident’s interest in BreitBurn are Metalmark Capital Partners, Greenhill Capital Partners, and the BreitBurn management team.  The transaction is expected to close prior to the end of August with proceeds initially applied to Provident’s Canadian senior credit facility.  Provident’s tax basis in Breitburn is approximately $100 million.  Sale proceeds in excess of the tax basis are expected to be taxable in the current tax year.

“Provident is pleased to announce the sale of our remaining investment in BreitBurn Energy” said Tom Buchanan, President and Chief Executive Officer. “This is a key milestone in the strategic review process announced in February of this year and will allow Provident to focus on its core E&P and Midstream businesses. Provident has realized a substantial gain on the BreitBurn investment and this sale further strengthens our already strong balance sheet. This financial flexibility leaves Provident well positioned for future growth and value creation.”

Total before-tax consideration for the US Oil and Gas business unit including the proceeds from the recent disposition of BreitBurn Energy Partners L.P. and BreitBurn Energy Partners G.P. is US$650 million. This represents an approximate 550 percent return on the net cash investment in the BreitBurn companies before tax.

Morgan Stanley is acting as Provident’s exclusive financial advisor in connection with this transaction.

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Manager, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-8973 www.providentenergy.com